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Exhibit 99.(a)(5)(B)

Supplemental Letter to Holders Relating to the

Offer to Purchase for Cash
All Outstanding Shares of Series B Convertible Perpetual Preferred Stock

of

Alere Inc.

at

$402.00 Net Per Share of Series B Convertible Perpetual Preferred Stock

by

Abbott Laboratories

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., NEW YORK CITY TIME, ON AUGUST 31, 2017,
UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED
(SUCH DATE AND TIME, AS IT MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE").

        As set forth in its Offer to Purchase, dated as of July 17, 2017 (the "Offer to Purchase"), Abbott Laboratories, an Illinois corporation ("Abbott," "we" or "us"), is offering to purchase all of the outstanding shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of Alere Inc., a Delaware corporation ("Alere"), issued pursuant to the Certificate of Designations, Preferences and Rights of Series B Convertible Perpetual Preferred Stock (the "Certificate of Designations"), at a price of $402.00 per share of Preferred Stock, plus accrued but unpaid dividends to, but not including, the Tender Settlement Date (as defined herein), net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase (this "Offer").

        Abbott is providing this supplemental letter to holders of Preferred Stock to encourage holders to tender their shares of Preferred Stock in this Offer. Holders should review the Offer to Purchase, which contains all of the material terms and conditions of this Offer. This supplemental letter does not, and is not intended to, amend, alter, modify or otherwise change any of the terms of this Offer set forth in the Offer to Purchase, which, other than with respect to the extension of the Expiration Date described in the immediately preceding paragraph, remain unchanged.

        Abbott and Alere are party to an Agreement and Plan of Merger, dated as of January 30, 2016, as amended on April 13, 2017, providing for the acquisition of Alere by Abbott (the "Merger"), with Alere surviving the Merger as a wholly-owned subsidiary of Abbott. The Merger is not conditioned upon, or otherwise subject to, the completion of this Offer. This Offer, however, is conditioned upon the consummation of the Merger.

        On August 14, 2017, Abbott announced that it had extended the Expiration Date of this Offer to 11:59 p.m., New York City time, on August 31, 2017 in order to allow additional time for the consummation of the Merger. American Stock Transfer & Trust Company, LLC, the depositary for this Offer, has advised Abbott that, as of 11:59 p.m., New York City time, on Friday, August 11, 2017, greater than 90% of the issued and outstanding shares of Preferred Stock had been tendered in this Offer.

 SUMMARY OF KEY DATES & TERMS

Securities Sought:	All outstanding shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share, of Alere Inc. (the "Preferred Stock")
Price Offered Per Share:
$402.00 per share of Preferred Stock, plus accrued and unpaid dividends to, but not including, the Tender Settlement Date (as defined herein), net to you in cash, without interest thereon, subject to any withholding of taxes required by applicable law
Launch of Offer	July 17, 2017
Scheduled Expiration of Offer:	11:59 p.m., New York City time, on August 31, 2017, unless extended or earlier terminated
Scheduled Closing of Offer:	As soon as practicable following the Expiration Date (the "Tender Settlement Date")
The Purchaser:	Abbott Laboratories

* * * * *

What options are available to you in connection with the Merger and this Offer?

        You may:

  1.
  tender your shares of Preferred Stock to Abbott pursuant to the terms of this Offer;

  2.
  convert your shares of Preferred Stock in connection with the Merger pursuant to the terms of the Certificate of Designations; or

  3.
  retain your shares of Preferred Stock and continue to hold such shares following the consummation of the Merger.

        If you convert your shares of Preferred Stock in connection with the Merger, you may not separately tender such shares of Preferred Stock in this Offer.

How much is Abbott offering to pay for the shares of Preferred Stock and what is the form of payment? Will I have to pay any fees or commissions?

        Set forth below is a summary of the per-share consideration expected to be paid to you under each of the options noted above:

  1.
  If You Tender in this Offer: $402.00 per share plus accrued but unpaid dividends (liquidation preference of $400.00 per share, plus a premium of $2.00 per share)

  2.
  If You Convert in Connection with the Merger: maximum of $400.00 per share plus accrued but unpaid dividends

  3.
  If You Continue to Hold Shares of Preferred Stock: $294.29 per share plus accrued but unpaid dividends (only in limited circumstances and absent a subsequent Fundamental Change, as specified in the Certificate of Designations)

        If you are the record owner of your shares of Preferred Stock and you tender your shares of Preferred Stock to us in this Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your shares of Preferred Stock through a broker or other nominee and your broker or other nominee tenders your shares of Preferred Stock on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 1—"Terms of the Offer" and Section 2—"Acceptance for Payment and Payment for Shares of Preferred Stock" of the Offer to Purchase for more information.

Who can you talk to if you have questions about this Offer?

        You may call D.F. King & Co., Inc., the Information Agent for this Offer, Toll-Free at (212) 269-5550 or (877) 283-0316, or Barclays Capital Inc., the Dealer-Manager for this Offer, Toll-Free at (212) 528-7581 or (800) 438-3242.

The Information Agent for this Offer is:	The Dealer-Manager for this Offer is:
D.F. King & Co., Inc.	Barclays Capital Inc.
48 Wall Street, 22nd Floor	745 Seventh Avenue, 5th Floor
New York, New York 10005	New York, New York 10019
Attn: Liability Management Group
Banks and Brokers Call: (212) 269-5550	Banks and Brokers Call: (212) 528-7581
All others call Toll-Free: (877) 283-0316	All others call Toll-Free: (800) 438-3242
Email: alr@dfking.com

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  Exhibit 99.(a)(5)(B)
Supplemental Letter to Holders Relating to the Offer to Purchase for Cash All Outstanding Shares of Series B Convertible Perpetual Preferred Stock of Alere Inc. at $402.00 Net Per Share of Series B Convertible Perpetual Preferred Stock by Abbott Laboratories THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 31, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE").
SUMMARY OF KEY DATES & TERMS